1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

TABLE OF CONTENTS

SUMMARY
REFERENCE
SIGNATURES

SUMMARY
Credit Card Service Business
     On September 9, 2005, SK Telecom Co., Ltd. (“SK Telecom”) filed a report with the Financial Supervisory Commission (“FSC”) with regard to its current decision not to expand its mobile financial services to include credit card services. SK Telecom has previously considered expanding its business to include credit card services in relation to its financial enabler business.
Sale of Cowon Systems, Inc.’s Shares of Stock
     On September 12, 2005, SK Telecom has completed its sale of Cowon Systems, Inc.’s (“Cowon”) shares of stock in the public market, which caused the percentage of its beneficial ownership of Cowon’s shares to drop from 6.29% to 4.09%. SK Telecom filed a report with the FSC with regard to such change in its beneficial ownership of Cowon’s shares on September 12, 2005.
REFERENCE
     The report filed with the FSC with regard to SK Telecom’s decision not to expand its business to include credit card services can be accessed on the FSC’s website at http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20050908800031&maximize=on.
     The report filed with the FSC with regard to SK Telecom’s sale of Cowon’s shares of stock can be accessed on the FSC’s website at http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20050912000209&maximize=on.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SK Telecom Co., Ltd.
By: /s/ Hyun Jong Song
Name: Hyun Jong Song
Title: Vice President
Date: September 26, 2005

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